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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 6
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  ALPHARMA INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.20 PER SHARE
                         (Title of Class of Securities)

                                   001629 10 4
                                 (CUSIP Number)

                                EINAR W. SISSENER
                                C/O ALPHARMA INC.
                               ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 OCTOBER 5, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 001629 10 4                  13D

      1     NAME OF REPORTING PERSON

            A. L. Industrier AS

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            00, BK

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway



 NUMBER OF        7    SOLE VOTING POWER

  SHARES               11,872,897

BENEFICIALLY      8    SHARED VOTING POWER

 OWNED BY              -0-

   EACH           9    SOLE DISPOSITIVE POWER

REPORTING              11,872,897

  PERSON          10   SHARED DISPOSITIVE POWER

   WITH                -0-

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,872,897 (See Item 5)

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                             [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.80%

      14    TYPE OF REPORTING PERSON*

            CO
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                  Amendment No. 6 to Statement on Schedule 13D

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Amendment No. 6 to its Schedule 13D Statement dated February 19, 1997 (as amended from time to time, the "Schedule 13D") relating to the Class A Common Stock, par value $.20 per share (the "Common Stock") of Alpharma Inc. (the "Issuer") to amend the items and schedules set forth herein and to file certain exhibits. No amendment is made to the items or schedules not set forth below.

      ITEM 2. IDENTITY AND BACKGROUND.

      (a) The Schedule 13D is the statement of A. L. Industrier AS ("Industrier") with respect to shares of Common Stock of the Issuer which are issuable upon conversion on a share for share basis of shares of Class B Common Stock, par value $.20 per share (the "Class B Stock") of the issuer. Until its name change in 1994, Industrier's corporate name was Apothekernes Laboratorium A.S.

      Certain information required by Item 2 concerning directors and executive officers of Industrier is set forth on Schedule A attached to Amendment No. 5 to the Schedule 13D, which Schedule A is incorporated herein by reference.

      Mr. Einar W. Sissener ("Sissener") is Chairman of the Board of Industrier and, together with a family controlled private holding company and certain relatives, beneficially owns approximately 51% of Industrier's outstanding shares entitled to vote and, accordingly, may be deemed a controlling person of Industrier.

      (b) The address of the principal business office of Industrier and Sissener is Harbitzalleen 3, 0275 Oslo, Norway.

      (c) Industrier is a holding company which owns, in addition to its interest in Issuer's shares, controlling and non-controlling interests in corporations engaged, primarily in Norway and other European countries, in the food industry, the medical diagnostic industry and other industries and owns certain real estate interests in Norway.

      (d) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Industrier is a corporation organized and existing under the laws of Norway and, to its knowledge, each of its executive officers and directors is a citizen of Norway.


                               Page 3 of 6 Pages
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']      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the letter agreement dated July 11, 2001 by and between Industrier and the Issuer (the "Note Exchange Agreement"), on October 5, 2001 Industrier delivered $67,850,000 of the 5 3/4% convertible (Class B) subordinated notes of the Issuer (the "B Notes") to the Issuer in exchange for 2,372,897 shares of Class B Stock (i.e., the same number of shares as if the B Notes were converted at $28.59375 per share), which shares were issued to Industrier's wholly owned subsidiary, AL Chemy AS ("AL Chemy"), upon Industrier's assignment of its right to receive such shares, and $43,348.61 in cash (representing the amount of interest accrued through the date of the exchange).

      ITEM 4. PURPOSE OF TRANSACTION.

      The purposes of the transaction described in Item 3 above were to the increase Industrier's equity investment in the Issuer and to increase the Issuer's equity base in connection with debt financing for the proposed purchase of the oral pharmaceutical business of F.H. Faulding & Co Limited by one of the Issuer's subsidiaries.

      Subject to such actions as may be taken pursuant to the Issuer's Board of Directors in the normal course of carrying out its responsibilities (including pursuing a corporate strategy which includes seeking the acquisition of other businesses), Industrier has no present plan or proposal which relates to or would result in the acquisition or disposition by any person of securities of the Issuer, any extraordinary corporate transactions and/or material sale of the assets of the Issuer, any change in the Board of Directors (except as may occur at the next annual meeting of the Issuer), any material change in the Issuer's capitalization (except such as has occurred as a result of the exchange of the B Notes for Class B Stock described in Item 3 above), dividend policy, business or corporate structure, any change in the Issuer's certificate of incorporation or bylaws or other instruments which may impede an acquisition of control of the Issuer, causing any class of the Issuer's securities to be delisted or become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 or any similar action.

      Nothing herein is intended to limit Industrier's right and ability to suggest to the Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Stock of the Issuer to elect a majority of the Issuer's directors.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Industrier beneficially owns 11,872,897 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of the Class B Stock which it beneficially owns. Such beneficial ownership constitutes approximately 27.80% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options or convertible securities of the Issuer).

      On August 13, 2001, the Loan Agreement dated December 29, 1998 by and between Wangs Fabrik AS ("Wangs") and Den norske Bank (the "Bank"), and the Amendment and Novation thereto dated December 28, 2000 by Wangs, Al Chemy and the Bank were terminated. On the same date, Industrier and Wangs entered into a letter agreement with the Bank and Al Chemy entered into a loan agreement with the Bank in which Industrier, Wangs and Al Chemy each, respectively, agreed not to pledge or sell any shares of Class B Stock to any third party.


      (b) 8,226,562 of the shares of Common Stock beneficially owned by Industrier are held of record by Wangs and 2,372,897 shares of Common Stock beneficially owned by Industrier are held of record by AL Chemy. However, Industrier possesses sole power to direct voting and disposition of such shares. Sissener beneficially owns 508,668 shares of Common Stock and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.


                               Page 4 of 6 Pages
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      (c)   Except as described in Item 3 above, Industrier has effected no transactions in the Issuer's Common Stock during the past sixty days.

      (d) No person other than Industrier has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the Common Stock issuable upon conversion therefore.

      (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Industrier is not a party or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer, except:

      (i) A Loan Agreement dated August 13, 2001 by and between Al Chemy and the Bank filed as Exhibit 1 to Amendment No. 6 to the Schedule 13D, the provisions of which are incorporated herein by reference; and

      (ii) A letter Agreement dated August 13, 2001 by and among Industrier, Wangs and the Bank filed as Exhibit 2 to Amendment No. 6 to the Schedule 13D, the provisions of which are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -- Loan Agreement dated August 13, 2001 by and between Al Chemy and the Bank.

Exhibit 2 -- Letter Agreement dated August 13, 2001 by and among Industier,
             Wangs and the Bank.

                               Page 5 of 6 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  October 9, 2001

                                            A. L. INDUSTRIER AS


                                            By:  /s/ Glen E. Hess
                                            ------------------------------------
                                            Name: Glen E. Hess
                                            Its: Attorney-in-fact
                                                 As authorized attorney-in-fact


                               Page 6 of 6 Pages